EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CommScope, Inc. (the “Company”) for the registration of common stock, preferred stock, senior or subordinated debt securities, convertible debt securities, and warrants and to the incorporation by reference therein of our reports dated February 26, 2009, with respect to the consolidated financial statements and schedule of the Company, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Charlotte, North Carolina
March 20, 2009